

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Teresa F. Sparks
Senior Vice President of Finance
    And Chief Financial Officer
Symbion Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

> **Re: Symbion, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 8-K/A filed June 25, 2010**
> **File No. 000-50574**

Dear Ms. Sparks:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief